GAXOS.AI INC.

101 Eisenhower Pkwy, Suite 300

Roseland, New Jersey 07068

December 17, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edwin Kim

Re:	Gaxos.ai Inc.

Registration Statement on Form S-3

Filed December 12, 2024

File No. 333-283758

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Gaxos.ai Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it becomes effective at 5:00 p.m., Eastern Time, on December 18, 2024, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (202) 747-2651 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Sincerely,

GAXOS.AI INC.

By:	/s/ Vadim Mats
Name:	Vadim Mats
Title:	Chief Executive Officer